Exhibit 99.1

ASUR Announces Board of Directors Has Approved Dividend Payment Date

MEXICO CITY, July 6, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that the Company's Board of Directors has approved the payment date for the ordinary net cash dividend in the total amount of Ps.8.21 (eight pesos and twenty-one cents, Mexican legal tender) per share, which was approved at ASUR's General Ordinary Shareholders' Meeting held on April 23, 2020 and which will be paid on October 1, 2021.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

CONTACT: ASUR: Lic. Adolfo Castro, (52) 55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, (646) 330-5907, susan@inspirgroup.com